UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                       Effective Management Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   282017 10 2
    ------------------------------------------------------------------------
                                 (CUSIP Number)


                               December 31, 1998
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                         |_| Rule 13d-1(b)

                         |_| Rule 13d-1(c)

                         |X| Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                                Page 1 of 6 Pages

CUSIP No. 282017 10 2                                          Page 2 of 6 Pages



 1       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas M. Dykstra

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)   [ ]
                                                                       (b)   [ ]
         Not applicable

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION


         United States



        NUMBER OF     5           SOLE VOTING POWER

                                  410,000
         SHARES


       BENEFICIALLY   6           SHARED VOTING POWER

                                  165,000
        OWNED BY


          EACH        7           SOLE DISPOSITIVE POWER

                                    410,000
        REPORTING


        PERSON        8           SHARED DISPOSITIVE POWER

                                    165,000
         WITH



9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         575,000

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                             [ ]

         Not applicable

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         14%

12       TYPE OF REPORTING PERSON*

         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 282017 10 2                                          Page 3 of 6 Pages



Item 1(a).      Name of Issuer:
                Effective Management Systems, Inc.

Item 1(b).      Address of Issuer's Principal Executive Offices:
                12000 West Park Place
                Milwaukee, Wisconsin  53224

Item 2(a).      Name of Person Filing:
                Thomas M. Dykstra

Item 2(b).      Address of Principal Business Office or, if none, Residence:
                12000 West Park Place
                Milwaukee, Wisconsin  53224

Item 2(c).      Citizenship:
                United States

Item 2(d).      Title of Class of Securities:
                Common Stock, $.01 par value

Item 2(e).      CUSIP Number:
                282017 10 2

Item 3.         If this statement is filed pursuant to Rules 13d-1(b), or 13d-2
                (b), check whether the person filing is a:
                Not applicable

CUSIP No. 282017 10 2                                          Page 4 of 6 Pages



Item 4.  Ownership:
         (a)    Amount Beneficially Owned:
                575,000 shares

         (b)    Percent of Class:
                14%

         (c) Number of shares as to which such person has:

                (i)   sole power to vote or to direct the vote:          410,000

                (ii)  shared power to vote or to direct the vote:        165,000

                (iii) sole power to dispose or to direct the
                      disposition of:                                    410,000

                (iv)  shared power to dispose or to direct the
                      disposition of:                                    165,000

Item 5.  Ownership of Five Percent or Less of a Class.
         Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Of the 575,000 shares disclosed as beneficially owned by Mr. Dykstra, 165,000 are held by the Dykstra Family Limited Partnership (the "Partnership") and 410,000 are held by the Thomas M. and Lorna J. Dykstra Trust (the "Trust"). Mr. Dykstra shares voting and dispositive power with respect to those shares held by the Partnership. Mr. Dykstra has sole voting and dispositive power with respect to the shares held by the Trust. Both the Partnership and the Trust have the right to receive dividends from, and the proceeds from the sale of, the shares held thereunder.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
         Not Applicable.

CUSIP No. 282017 10 2                                          Page 5 of 6 Pages



Item 8.     Identification and Classification of Members of the Group.
            Not Applicable.

Item 9.     Notice of Dissolution of Group.
            Not Applicable.

Item 10.    Certification.
            Not Applicable.

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         Dated February 5, 1999



      /S/Thomas M. Dykstra
         Thomas M. Dykstra